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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER, 2002

COMMISSION FILE NUMBER 1-15150

The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1
(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐        No  ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes  ☐        No  ☒

EXHIBIT INDEX

EXHIBIT 1

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EXHIBIT 1

FOR IMMEDIATE RELEASE

EXHIBIT 1        EXPLANATORY LETTER, TOGETHER WITH RE-AUDITED 2001 FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001. THE RE-AUDIT WAS COMPLETED BY DELOITTE & TOUCHE LLP, WHICH WAS APPOINTED AUDITORS OF ENERPLUS RESOURCES FUND AFTER ARTHUR ANDERSEN LLP, THE PREVIOUS AUDITORS OF ENERPLUS RESOURCES FUND, CEASED TO PRACTICE PUBLIC ACCOUNTING IN CANADA ON JUNE 3, 2002. DUE TO THE TIMING OF THE AUDIT, DELOITTE & TOUCHE LLP WAS REQUIRED TO INCLUDE A SUBSEQUENT EVENTS NOTE WITH THE FINANCIAL STATEMENTS AS THE AUDIT REPORT IS DATED TO CORRESPOND WITH THE DATE OF SUBSTANTIAL COMPLETION OF THEIR AUDIT WORK. THE SUBSEQUENT EVENTS NOTE (NOTE 11) IS THE ONLY CHANGE TO THE FINANCIAL STATEMENTS.

3

November 14, 2002 VIA SEDAR

Suite 3500, East Tower, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

 Chad Schneider
Direct Dial: 403.260.9660
E-mail: chad.schneider@blakes.com

Reference: 85337/19

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Justice Securities Administration, New Brunswick
Securities Division, Department of Justice—Government of Newfoundland and Labrador
Prince Edward Island—Department of Provincial Affairs and Attorney General

Attention: Continuous Disclosure Filings

Dear Sirs/Mesdames:

Re: Re-audited Annual Financial Statements of Enerplus Resources Fund (the "Fund")

We are solicitors for the Fund. Enclosed for filing with the securities commissions or similar regulatory authorities in each province of Canada are the Fund's audited consolidated financial statements for the year ended December 31, 2001 (the "2001 Statements"), together with the comparative audited financial statements of the Fund for the years ended December 31, 2000 and 1999 (the "Comparative Statements"). Accompanying the financial statements is the auditors' report of Deloitte & Touche LLP with respect to the 2001 Statements and the auditors' report of PricewaterhouseCoopers LLP with respect to the Comparative Statements.

Arthur Andersen LLP ("Andersen Canada") were the auditors of the Fund until June 3, 2002, the date on which Andersen Canada ceased practising public accounting in Canada. Deloitte & Touche LLP has been appointed as auditors of the Fund to replace Andersen Canada and has re-audited the Fund's annual consolidated financial statements for the year ended December 31, 2001. Other than the addition of subsequent event note (see Note 11) to the 2001 Statements to discuss significant events occurring subsequent to year end 2001 but prior to the date of the auditors' report and certain additions to the footnote reconciling Canadian and U.S. GAAP (see Note 10) to ensure the disclosures meets the disclosure requirements of Item 18 of Form 20-F for a filing with the Securities Commission in the United States under the Securities Act of 1933, no changes have been made to the Fund's audited consolidated comparative financial statements that were filed on SEDAR Project No. 00430997 on March 26, 2002 together with the auditors' report of Andersen Canada.

The merger of Enerplus Resources Fund and EnerMark Income Fund which occurred on June 21, 2001 (in which the continuing entity continued under the name "Enerplus Resources Fund") was accounted for as a reverse take-over of Enerplus Resources Fund by EnerMark Income Fund such that the historical financial statements of EnerMark Income Fund (previously audited by PricewaterhouseCoopers LLP) are the relevant comparative statements to the financial statements of the Fund for the year ended December 31, 2001. For

2

the ease of readers of the Fund's financial statements, we have included the auditors' report of PricewaterhouseCoopers LLP on the Comparative Statements together with the auditors' report of Deloitte & Touche LLP on the 2001 Statements. No changes have been made to the Comparative Statements from the financial statements filed by the Fund on March 26, 2002.

No fees are being filed with the enclosed financial statements as the Fund paid these fees at the time of filing its audited annual comparative financial statements on March 26, 2002 in compliance with its continuous disclosure requirements under applicable securities laws. The accompanying 2001 Statements and the Comparative Statements are simply being filed to provide additional public information for the Fund's unitholders and potential investors.

I trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact me.

Yours truly, "Chad Schneider" Chad Schneider

Blake, Cassels & Graydon LLP is a limited liability partnership under the laws of Ontario
Montreal  •  Ottawa  •  Toronto  •  Calgary  •   Vancouver  •  London  •  Beijing

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AUDITORS' REPORT

To the Unitholders of Enerplus Resources Fund:

        We have audited the consolidated balance sheet of Enerplus Resources Fund as at December 31, 2001 and the consolidated statements of income, accumulated income, accumulated cash distributions, and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

        The consolidated financial statements as at December 31, 2000 and 1999 and for the years then ended are the financial statements of EnerMark Income Fund (See Note 1 to the financial statements). These financial statements were audited by other auditors who expressed an opinion without reservation on those consolidated financial statements in their report dated March 14, 2001. The opinion of such auditors, however, did not cover the reconciliation of differences between Canadian and United States generally accepted accounting principles as disclosed in Note 10. We have audited the reconciliations pertaining to 2000 and 1999. In our opinion, the reconciliations are appropriate and have been presented on a basis consistent with the current year.

Calgary, Canada	(Signed) DELOITTE & TOUCHE LLP
October 16, 2002	Chartered Accountants

AUDITORS' REPORT

To the Unitholders of Enerplus Resources Fund:

        We have audited the consolidated balance sheet of Enerplus Resources Fund as at December 31, 2000 and 1999 and the consolidated statements of net income, accumulated income, accumulated distributions and cash flows for each of the years in the two year period ended December 31, 2000, including notes 2 through 9. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2000 and 1999 and the results of its operations and cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

        Our opinion does not cover the acquisition of Enerplus Resources Fund as disclosed in Note 1, reconciliation of differences between Canadian and United States generally accepted accounting principles as disclosed in Note 10 or the description of subsequent events as disclosed in Note 11.

Calgary, Alberta	(Signed) PRICEWATERHOUSECOOPERS LLP
March 14, 2001	Chartered Accountants

ENERPLUS RESOURCES FUND

CONSOLIDATED BALANCE SHEET

As at December 31

($ thousands)

	2001	2000	1999
		(Note 1)	(Note 1)
ASSETS
Current assets
Cash and cash equivalents	$979	$846	$2,482
Accounts receivable	100,089	77,086	15,506
Other	4,869	6,474	1,365

	105,937	84,406	19,353

Property, plant and equipment	2,667,504	1,791,649	789,174
Accumulated depletion and depreciation	(489,188)	(308,356)	(232,889)

	2,178,316	1,483,293	556,285

Deferred reorganization charges, net of amortization (Note 2)	—	253	1,263

	$2,284,253	$1,567,952	$576,901

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$72,341	$91,135	$19,705
Distributions payable to Unitholders (Note 9)	20,860	18,925	7,547
Payable to related company (Note 6)	7,915	14,222	2,852

	101,116	124,282	30,104

Bank debt (Note 3)	412,589	275,944	131,315
Future income taxes (Note 5)	333,560	353,115	33,593
Accumulated site restoration	55,403	37,596	14,035
Deferred credits (Note 2)	6,591	—	—
Payable to related party (Note 6)	1,909	—	—
Non-controlling interest (Note 7)	—	25,013	—

	810,052	691,668	178,943

EQUITY
Unitholders' capital (Note 4)	1,826,507	1,054,859	592,693
Accumulated income	324,570	144,301	78,328
Accumulated cash distributions (Note 9)	(777,992)	(447,158)	(303,167)

	1,373,085	752,002	367,854

	$2,284,253	$1,567,952	$576,901

Signed on behalf of the Board:

(Signed) DOUGLAS R. MARTIN	(Signed) ROBERT L. NORMAND
Director	Director

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF INCOME

For the year ended December 31

($ thousands except per Unit amounts)

	2001	2000	1999
		(Note 1)	(Note 1)
REVENUES
Oil and gas sales	$639,379	$343,182	$169,541
Crown royalties	(101,114)	(65,451)	(23,902)
Freehold and other royalties	(31,546)	(15,492)	(8,243)

	506,719	262,239	137,396
Interest and other income	858	611	1,045

	507,577	262,850	138,441

EXPENSES
Operating	120,082	54,997	37,228
General and administrative	12,971	7,202	5,726
Management fee (Note 6)	9,323	4,556	2,204
Interest (Note 3)	17,605	15,322	9,078
Depletion, depreciation and amortization	194,080	80,309	61,857

	354,061	162,386	116,093

Income before taxes	153,516	100,464	22,348

Capital taxes	4,722	2,936	1,551
Future income tax provision (recovery) (Note 5)	(31,475)	15,378	(4,957)

	(26,753)	18,314	(3,406)

NET INCOME	$180,269	$82,150	$25,754

Net income per Trust Unit
Basic	$3.28	$3.06	$1.25

Diluted	$3.28	$3.05	$1.25

Weighted average number of
Trust Units outstanding (thousands)
Basic	54,907	26,841	20,532

Diluted	54,956	26,928	20,607

CONSOLIDATED STATEMENT OF ACCUMULATED INCOME

For the year ended December 31

($ thousands)

	2001	2000	1999
		(Note 1)	(Note 1)
Accumulated income, beginning of year	$144,301	$78,328	$52,574
Change in accounting policy (Note 2)	—	(16,177)	—
Net income	180,269	82,150	25,754

Accumulated income, end of year	$324,570	$144,301	$78,328

ENERPLUS RESOURCES FUND

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31

($ thousands)

	2001	2000	1999
		(Note 1)	(Note 1)
OPERATING ACTIVITIES
Net income	$180,269	$82,150	$25,754
Depletion, depreciation and amortization	194,080	80,309	61,857
Future income taxes (recovery) (Note 5)	(31,475)	15,378	(4,957)
Site restoration and abandonment costs incurred	(2,628)	(1,471)	(1,124)
Gain on sale of investment	—	—	(565)

Funds flow from operations	340,246	176,366	80,965
Decrease (increase) in non-cash operating working capital	(52,928)	(11,354)	32

	287,318	165,012	80,997

FINANCING ACTIVITIES
Issue of Trust Units, net of issue costs (Note 4)	151,411	120,600	54,689
Cash distributions to Unitholders	(328,899)	(132,613)	(70,603)
Bank debt (payments) proceeds	58,021	77,765	(53,579)

	(119,467)	65,752	(69,493)

INVESTING ACITIVITIES
Property, plant and equipment	(228,345)	(64,984)	(25,509)
Proceeds on sale of property, plant and equipment	75,276	18,481	16,957
Corporate acquisitions (Notes 1 and 7)	(14,649)	(186,897)	(2,925)
Proceeds on sale of investments	—	1,000	773

	(167,718)	(232,400)	(10,704)

Increase (decrease) in cash	133	(1,636)	800
Cash, beginning of year	846	2,482	1,682

Cash, end of year	$979	$846	$2,482

SUPPLEMENTARY CASH FLOW INFORMATION
Cash income taxes paid	$—	$—	$—
Cash interest paid	$17,162	$15,199	$9,001

CONSOLIDATED STATEMENT OF ACCUMULATED CASH DISTRIBUTIONS

For the year ended December 31

($ thousands)

	2001	2000	1999
		(Note 1)	(Note 1)
Accumulated cash distributions, beginning of year	$447,158	$303,167	$228,272
Cash distributions	330,834	143,991	74,895

Accumulated cash distributions, end of year (Note 9)	$777,992	$447,158	$303,167

ENERPLUS RESOURCES FUND

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001, 2000 AND 1999

(Tabular amounts in thousands of Canadian dollars and thousands of Units except per Unit amounts)

1. ACQUISITION OF ENERPLUS RESOURCES FUND

        The Merger of EnerMark Income Fund ("EnerMark") and Enerplus Resources Fund ("Enerplus" or the "Fund") which occurred on June 21, 2001 ("Merger") was accounted for as a reverse take-over as the Unitholders of EnerMark became the controlling Unitholders of the Fund after the Merger. Under this form of purchase accounting, EnerMark is deemed to have acquired Enerplus and the consolidated financial statements of the Fund for the year ended December 31, 2001 include only EnerMark's operating results prior to the Merger and the results of the merged Fund thereafter. All comparative figures and references to prior years are those of EnerMark. All disclosures of Trust Units, warrants and options and per Unit data up to June 21, 2001 Merger date have been restated using the Merger exchange ratio of 0.173 Enerplus Unit for each EnerMark Unit (the "Merger Exchange Ratio").

        EnerMark is deemed to have acquired all of the outstanding Trust Units of Enerplus on June 21, 2001 for fair market value consideration totalling $600,745,000. The 20,863,000 Trust Units of Enerplus which were outstanding prior to the Merger were recorded as deemed consideration at a value of $582,817,000 representing an exchange value of $27.94 per Trust Unit. In addition, costs and other charges of $17,928,000 related to the acquisition were recorded.

        The net assets acquired and liabilities assumed are as follows:

Property, plant and equipment	$704,838
Working capital deficiency	(10,415)
Long-term debt assumed	(78,624)
Site restoration and abandonment	(14,530)
Future income taxes	(524)

Net assets acquired	$600,745

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Management of Enerplus prepares the financial statements following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)
Organization and Basis of Accounting

  The Fund is an open-end investment trust created under the laws of the Province of Alberta operating pursuant to the Amended and Restated Trust Indenture between EnerMark Inc., its wholly-owned subsidiary Enerplus Resources Corporation ("ERC") and CIBC Mellon Trust Company as Trustee. The beneficiaries of the Fund (the "Unitholders") are holders of Trust Units (the "Trust Units") issued by the Fund. The Fund is a limited-purpose trust whose purpose is to invest in securities of its wholly-owned subsidiary EnerMark Inc., invest in royalties granted by EnerMark Inc. and ERC, administer the assets and liabilities of the Fund and make distributions to the Unitholders.

  The Fund's financial statements include the accounts of the Fund, EnerMark Inc. and its subsidiaries on a consolidated basis. All inter-entity transactions have been eliminated.

(b)
Property, Plant and Equipment

  Oil and Natural Gas

  The Fund follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in one cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements which extend the recoverable reserves of the property, plant and equipment are capitalized. During 2001, general and administrative costs of $7,547,000 (2000—$7,925,000, 1999—$3,734,000) were capitalized.

  Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would significantly alter the rate of depletion.

  Other Equipment

  All other equipment is carried at cost and is depreciated over the estimated useful lives of the assets at annual rates varying from 10% to 30%.

(c)
Ceiling Test

  The Fund places a limit on the aggregate cost of property, plant and equipment, which may be carried forward for amortization against revenues of future periods (the "Ceiling Test"). The Ceiling Test is a cost recovery test whereby the capitalized costs less accumulated depletion and depreciation, accumulated site restoration and future income taxes are limited to an amount equal to estimated undiscounted future net revenues from proven reserves, plus the unimpaired costs of non-producing properties, less estimated future general and administrative expenses, site restoration cost, management fees, financing costs and capital taxes. Costs and prices at the balance sheet date are used in determining Ceiling Test amounts. Any costs carries on the balance sheet in excess of the Ceiling Test limitation are charged to earnings.

(d)
Depletion and Depreciation

  The provision for depletion and depreciation of oil and natural gas assets is calculated using the unit-of-production method based on the Fund's share of estimated proven reserves before royalties. Reserves are converted to equivalent units on the basis of approximate relative energy content based on the Fund's share of estimated proven reserves before royalties.

(e)
Site Restoration and Abandonment

  The provision for estimated site restoration costs is determined using the unit-of-production method and is included in depletion, depreciation and amortization expense. Actual site restoration costs are charged against the accumulated liability.

(f)
Joint Venture

  Substantially all oil and natural gas production activities are conducted jointly with others. Accordingly, the accounts reflect the Fund's proportionate interest in these activities.

(g)
Income Taxes

  The Fund is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed of distributable to the Unitholders. As the Fund distributes all of its taxable income to the Unitholders and meets the requirements of the Income Tax Act (Canada) applicable to the Fund, no provision for income tax has been made in the Fund.

  The Fund follows the liability method of accounting for income taxes. Under this methodology, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Fund's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(h)
Deferred Reorganization Charges

  Deferred reorganization charges were related to the inception of EnerMark and have been amortized over a five-year period ended March 31, 2001.

(i)
Deferred Credits

  The deferred credits are costs associated with the mark-to-market valuation of Enerplus' natural gas price forward contracts which were "out-of-the-money" at the date of the Merger. This deferred credit will be amortized to income over the life of the natural gas financial contract ending October 31, 2004.

(j)
Financial Instruments

  The Fund uses various financial instruments to manage risks associated with crude oil and natural gas price fluctuations and to manage interest rates. The instruments are not used for trading purposes and constitute effective hedges. Proceeds and costs realized from holding the crude oil and natural gas contracts are recognized in oil and gas revenues at the time each transaction under a contract is settled. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time each transaction is settled.

(k)
Cash and Cash Equivalents

  The Fund considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of funds on deposit under various terms. Cash and cash equivalents are stated at cost which approximates fair value.

(l)
Change in Accounting Policy

  Effective January 1, 2000 the Fund, on a retroactive basis, adopted the liability method of accounting for income taxes in accordance with the new Canadian Institute of Chartered Accountants income tax standard. The cumulative effect as at January 1, 2000 was to increase future income taxes payable and decrease accumulated income by $16,177,000. The 1999 financial statements have not been restated for the change. The new recommendations do not affect the Fund's cash flow or liquidity.

3. BANK DEBT

        As at December 31, 2001 Enerplus had banking arrangements for each of ERC and EnerMark Inc. under separate, syndicated, revolving, extendible production and operating facilities (the "Facilities") in an aggregate amount of $585,000,000 (2000—$420,000,000, 1999—$200,000,000). The Facilities were secured by fixed and floating charge debentures on substantially all of the assets held by EnerMark Inc. and ERC.

        The terms of the banking arrangements provided Enerplus with various borrowing options including prime rate based advances and bankers acceptances. The average borrowing rate for the year ended December 31, 2001 was 2.98%. Interest on the bank loan amounted to $17,346,000 in 2001 (2000—$14,418,000, 1999—$9,031,000).

        As at March 1, 2002, Enerplus renegotiated the Facilities into a single syndicated facility (the "Combined Facility") in the amount of $620,000,000 which will be reviewed on May 31, 2002 and annually on May 31 of each year, thereafter. The Combined Facility is unsecured and consists of a $590,000,000, 364 day revolving committed line, with an incremental two year term and a $30,000,000 demand operating line. As with the former Facilities, the Combined Facility allows various borrowing options including prime rate based advances and banker's acceptances.

        In the event that the revolving bank line is not extended at the end of the 364 day revolving period, no payments are required to be made to non-extending lenders during the first year of the term period. However, Enerplus will be required to maintain certain minimum balances on deposit with the syndicate agent.

        The Combined Facility is the legal obligation of EnerMark Inc. and is guaranteed by ERC. Although payments to Unitholders are subordinated to the Combined Facility, Unitholders have no direct liability to EnerMark Inc. or ERC should their revenues be insufficient to repay the bank loan. However, the bank debt has priority over claims of and distributions to the Unitholders.

        Since a demand for payment, with respect to the operating facility, would be financed by the revolving facility, no portion of the operating facility has been considered as current.

4. FUND CAPITAL

(a)
Unitholders' Capital

  Trust Units

  Authorized: Unlimited Number of Trust Units

	2001		2000		1999
Issued: (thousands)
	Units	Amount	Units	Amount	Units	Amount
Balance, beginning of year	40,925	$1,050,986	21,761	$592,693	18,540	$538,004
Issued for cash:
Pursuant to public offerings	4,313	101,039	4,576	109,835	2,860	47,952
Pursuant to Option Plans	135	2,530	128	2,125	29	419
Pursuant to the exercise of warrants	1,197	33,319	17	404	—	—
Pursuant to the expiry of warrants	—	2,846	—	—	—	—
Issued pursuant to the deemed acquisition of Enerplus (Note 1)	20,863	582,364	—	—	—	—
Issued pursuant to the management agreement (Note 6)	173	5,000	—	—	—	—
Distribution Reinvestment Plan	659	16,577	407	9,314	332	6,319
Corporate acquisitions (Note 7)
Cabre Exploration Ltd.	1,267	31,846	9,897	248,825	—	—
Western Star Exploration Ltd.	—	—	13	65	—	—
Pursuit Resources Corp.	—	—	2,988	64,228	—	—
Acquisition of property interests	—	—	1,138	23,509	—	—
Redeemed for cash	—	—	—	(12)	—	(1)

Balance, end of year	69,532	$1,826,507	40,925	$1,050,986	21,761	$592,693

	2001		2000		1999
Warrants (thousands)
	Warrants	Amount	Warrants	Amount	Warrants	Amount
Balance, beginning of year	3,045	$3,873	—	$—	—	$—
Issued during the year	390	496	3,065	3,873	—	—
Exercised during the year	(1,197)	(1,523)	(17)	—	—	—
Expired during the year	(2,238)	(2,846)	(3)	—	—	—

Balance, end of year	—	—	3,045	$3,873	—	—

  On November 15, 2001, the Fund issued 4,312,500 Trust Units at a price of $24.75 per Trust Unit, pursuant to a short form prospectus to raise gross proceeds of $106,734,000 ($101,039,000 net of issuance costs).

  In accordance with the reverse take-over method of purchase accounting, as described in Note 1, Trust Units and warrant amounts are those of EnerMark to June 21, 2001 together with changes in consolidated capital since that date. Numbers of Trust Units and Warrants issued to June 21, 2001 have been restated on the basis of the Merger Exchange Ratio. In addition, EnerMark is deemed to have acquired the net assets of Enerplus, in exchange for the 20,863,000 Trust Units of the Fund which were outstanding at June 21, 2001, the date of the acquisition. The deemed Trust Unit gross consideration was recorded in the amount of $582,817,000 ($582,364,000 net of issuance costs).

  Under the terms of an agreement for the provision of management, advisory and administrative services with a related party (Note 6), the Fund issued 172,500 Trust Units at a recorded value of $5,000,000.

  Pursuant to an offer to purchase, which initially expired on December 21, 2000, and was subsequently extended, to January 8, 2001, the Fund acquired all of the outstanding common shares of Cabre Exploration Ltd. ("Cabre") (Note 7). As at December 31, 2000, the Fund had completed the acquisition of an 88.65% controlling interest in Cabre. The consideration for the controlling interest included the issuance of 9,897,000 Trust Units at $25.20 per Trust Unit for a value of $249,434,000 ($248,825,000 net of issuance costs) and 3,045,000 warrants at $1.27 per warrant for an ascribed value of $3,873,000. The warrants were exercisable into one Trust Unit at a price of $26.53 per Trust Unit at any time, until December 17, 2001.

  The acquisition of the remaining 11.35% non-controlling interest of Cabre was completed on January 8, 2001 and resulted in the issuance of 1,267,000 additional Trust Units, at $25.20 per Trust Unit for gross consideration of $31,924,000 ($31,846,000 net of issuance costs) and 390,000 additional warrants at $1.27 per warrant for an ascribed value of $496,000.

  On September 12, 2000, the Fund completed an offering of 4,575,850 Trust Units, at a price of $25.14 per Trust Unit, pursuant to a short form prospectus to raise gross proceeds of $115,061,000 ($109,835,000 net of issuance costs). The net proceeds of the offering were used to repay a portion of bank indebtedness incurred in connection with the acquisition of EBOC Energy Ltd. (Note 7).

  On April 3, 2000, under the terms of an offer to purchase, the Fund successfully acquired Pursuit Resources Corp. (Note 7). The total consideration included the issuance of 2,988,000 Trust Units at $21.68 per Trust Unit for a value of $64,779,000 ($64,228,000 net of issuance costs).

  On February 28, 2000, the Fund completed the acquisition of various property interests in the Hanna, Alberta area from an affiliate of a major Canadian pension fund. Consideration paid for the property interests included the issuance of 1,046,000 Trust Units recorded at $20.23 per Trust Unit. In addition, on August 30, 2000, the Fund acquired various property interests form two private corporations in exchange for 92,000 Trust Units valued at $25.78 per Trust Unit. Gross consideration for these acquisitions totalled $23,539,000 ($23,509,000 net of issuance costs).

  Pursuant to an offer to purchase which was completed on January 7, 2000, the Fund acquired all of the issued and outstanding common shares of Western Star Exploration Ltd. (Note 7). The total consideration paid included the issuance of 12,874 Trust Units recorded at $21.67 per Trust Unit, for gross consideration of $279,000 ($65,000 net of issuance costs). Total consideration also included the issuance of 20,000 warrants. Each warrant was exercisable into one Trust Unit at a price of $23.12 per Trust Unit at any time until December 31, 2000, at which time 3,000 of the warrants outstanding expired.

  Pursuant to an offering, which closed August 26, 1999, the Fund issued 1,211,000 Units at a price of $21.97 per Unit for gross proceeds of $26,606,000 ($25,076,000 net of issuance costs).

  In February 1999 the Fund issued 1,649,000 Units at a price of $14.16 per Unit pursuant to an Offer of Rights to subscribe for Trust Units which expired February 26, 1999 for gross proceeds of $23,350,000 ($22,876,000 net of issuance costs).

  In each of 2001, 2000, and 1999, Enerplus entered into joint venture agreements (the "Arrangements") with independent corporations (the "Corporations") whose sole purpose is to hold oil and natural gas interests earned under each Arrangement. The terms of the Arrangements require the Corporations to commit funds to be spent in joint venture with Enerplus as specified below. In addition, each Corporation has been granted the option to put its common shares to Enerplus at their fair value as determined by an independent evaluator on specified dates (the "Specified Dates"). Enerplus may elect to pay for the shares by way of cash or through the issuance of Trust Units of the Fund. If Trust Units are issued they are to be valued at 95% of their average closing price, for the 60 day period preceding the specified dates.

Drilling Fund Corporations	Approximate Funding Commitment	Specified Date
2001 Arrangement	$2.7 million	March 1, 2004
2000 Arrangement	$5.4 million	February 1, 2003
1999 Arrangement	$2.7 million	February 1, 2002

  As at the date of preparation of these consolidated financial statements, the Corporation involved in the 1999 Arrangement may exercise its option to put its common shares to Enerplus. Enerplus has the option to acquire the shares of the Corporation for cash or through the issuance of Trust Units.

  Trust Units are redeemable at any time, on demand by Unitholders, at 85% of the market price in effect from time to time. Redemptions cannot exceed $500,000 during any calendar month.

  Pursuant to a revised monthly Distribution Reinvestment and Unit Purchase Plan, which became effective on March 30, 2001, Unitholders are entitled to reinvest cash distributions in additional Units of the Fund. Units are issued at a discount of 5% below the weighted average market price on the Toronto Stock Exchange for the twenty trading days preceding a distribution payment date and without service charges or brokerage fees. Unitholders are also entitled to make optional cash payments to acquire additional Units. Units issued pursuant to optional cash payments are issued on the same basis as reinvested cash distributions except no discount applies.

(b)
Trust Unit Option Plan

  On August 22, 1996, a special resolution was passed approving the EnerMark Trust Unit Option Plan for trustees, directors, officers, employees of EnerMark or its affiliates, and related parties involved with the management of EnerMark. Enerplus had a similar plan for its directors, officers and employees. On June 21, 2001, in connection with the Merger, the vesting of certain EnerMark Trust Unit options was accelerated and the equivalent of in-the-money amounts on such vested options were paid out and have been included as a cost of the acquisition of Enerplus (Note 1). All outstanding EnerMark Trust Unit options were then cancelled and the 363,000 Enerplus Trust Unit Options outstanding as at June 21, 2001 were assumed.

  Activity for the options issued pursuant to Option Plans are summarized as follows:

	2001		2000		1999
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
	(thousands except per Unit amounts)
EnerMark Unit Options outstanding beginning of year	609	$24.28	740	$28.32	814	$37.05
Granted	639	$26.53	294	$22.31	318	$14.62
Exercised	(80)	$17.98	(128)	$16.59	(29)	$14.62
Cancelled	(321)	$26.47	(297)	$35.84	(363)	$36.94
Accelerated due to Merger	(847)	$25.72
Enerplus Unit Options outstanding at June 21, 2001	363	$21.03	—		—
Exercised	(55)	$21.94	—		—
Cancelled	(44)	$20.47	—		—

Outstanding at end of year	264	$20.93	609	$24.28	740	$28.32
Balance of Trust Units reserved but not issued	—		1,852		349

Total Trust Units reserved as at the end of the year	264		2,461		1,089

  The following table summarizes information with respect to outstanding Unit Options as at December 31, 2001:

Number Outstanding at December 31, 2001	Exercise prices	Expiry Date December 31	Number Exercisable at December 31, 2001
(thousands)			(thousands)
27	$15.30	2002	27
52	$17.10	2003	23
185	$22.90	2004	49

264	$20.93		99

(c)
Trust Unit Rights Incentive Plan

  On June 21, 2001, a special resolution was passed to approve the adoption of a Trust Unit Rights Incentive Plan ("Incentive Plan") pursuant to which rights to acquire Enerplus Trust Units may be granted to trustees, directors, officers, employees, of the Fund or its affiliates and related parties involved in the management of the Fund. Under the Incentive Plan, distributions per Trust Unit to Enerplus Unitholders in a calendar quarter which represent a return of more than 2.5% of the net property, plant and equipment of Enerplus at the end of such calendar quarter would result in a reduction in the exercise price of the Rights. No such reductions have occurred in 2001.

  Activity for the options issued pursuant to the Incentive Plan is as follows:

	2001		2000		1999
	Number Of Rights	Exercise Price	Number Of Rights	Exercise Price	Number Of Rights	Exercise Price
	(thousands except per Unit amounts)
Incentive Plan Rights outstanding beginning of year	—	—	—	—	—	—
Granted	1,360	$24.50	—	—	—	—
Cancelled	(42)	$24.50	—	—	—	—

Outstanding at end of year	1,318	$24.50	—	—	—	—
Balance of Trust Units reserved but not issued	1,422

Total Trust Units reserved at the end of year	2,740		—		—

Exercisable at December 31, 2001	—		—		—

5. INCOME TAXES

(a)
The Fund

  The Fund is an inter vivos trust for income tax purposes. As such, the Fund is taxable on any income which is not allocated to the Unitholders. The Fund intends to allocate all income to Unitholders. Should the Fund incur any income taxes, the funds available for distribution will be reduced accordingly.

  During 2001, the Fund had taxable income of $181.3 million (2000 —$69.1 million and 1999—$20.0 million) or $4.71 per Unit (2000—$2.44 per Unit and 1999—$0.956 per Unit) which was allocated to the Unitholders. Taxable income of the Fund is comprised of income on securities issued by EnerMark and royalty income, less deductions for Canadian oil and gas property expense ("COGPE"), which is claimed at a rate of 10% on a declining balance basis and the allowable portion of the cost of issuing new Trust Units during the period. Any losses which occur in the Fund must be retained in the Fund and may be carried forward and deducted from taxable income for a period of seven years. As at December 31, 2001, the Fund had no losses available for carry forward.

  The amounts of COGPE and issue costs remaining in the Fund are as follows:

	2001		2000		1999
	Per Unit	Amount	Per Unit	Amount	Per Unit	Amount
COGPE	$5.49	$381,563	$2.14	$87,294	$4.45	$96,993
Issue costs	0.14	10,063	0.17	7,681	0.23	4,800

Total	$5.63	$391,626	$2.31	$94,975	$4.68	$101,793

(b)
Corporate Subsidiaries

  The provision for future income taxes arises from temporary differences in the recognition of revenues and expenses for income tax and accounting purposes. The temporary differences, tax effected at substantially enacted rates, comprising the future income tax liability are as follows:

	2001	2000
Excess of net book value of property, plant and equipment over the underlying tax basis	$350,754	$367,486
Future site restoration deductions	(17,643)	(14,318)
Other	449	(53)

Future income tax liability	$333,560	$353,115

  The provisions for income taxes vary from the amounts that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	2001	2000	1999(1)
Net income before taxes	$153,516	$100,464	$22,348

Computed income tax expense (recovery) at substantially enacted rates of 42.62% (44.62% for 2000 and 1999)	$65,429	$44,827	$9,972
Increase (decrease) resulting from:
Net income attributed to the Fund	(95,671)	(32,173)	(14,755)
Non-deductible crown royalties and other payments	43,309	29,166	11,279
Federal resource allowance	(43,658)	(26,975)	(9,935)
Non-deductible depletion	—	—	1,176
ARTC	(214)	(249)	(614)
Other	(670)	782	(2,080)

Future income taxes (recovery)	$(31,475)	$15,378	$(4,957)

(1)
See Note 2 (l)

6. RELATED PARTY TRANSACTIONS

      Management, advisory and administration services are supplied to the Fund on a fee and cost reimbursement basis, pursuant to a new agreement with Enerplus Global Energy Management Company ("EGEM"), commencing on June 21, 2001, and prior thereto with EMR Resource Management Ltd., a wholly-owned subsidiary of EGEM. As at December 31, 2001, $7,406,000 was payable to EGEM, pursuant to this agreement.

        Management fees equal to 2.2% of operating income to June 21, 2001 and 2.75%, thereafter, are reported on the Consolidated Statement of Income. Pursuant to the agreement, prior to June 21, 2001, fees of $302,000 earned in relation to certain property acquisitions and divestitures of Enerplus which are included in the cost of property, plant and equipment. Under the new agreement, acquisition and divestment fees were eliminated and replaced with a performance fee based on both the total return of the Fund and its relative performance, as compared to other senior Canadian conventional oil and gas energy funds. For the year ended December 31, 2001, no amounts for performance fees are included in the determination of management fees as reported on the Consolidated Statement of Income. In conjunction with the Merger, EGEM received a minimum fee of 172,500 Enerplus Trust Units with an assigned value of $5,000,000. The fee was accounted for as a cost of the Merger.

        Pursuant to a share purchase agreement related to the Merger, EnerMark Inc. acquired all of the outstanding common shares of ERC from EGEM resulting in ERC becoming a wholly-owned subsidiary of Enerplus. Consideration for the shares was $2,545,000 and is payable over a five year period ending September 2006, through a reduction in management fees. Of this amount, $509,000 has been classified as a current liability. The non-refundable fee advance and acquisition cost of the ERC shares has been included as a cost of the acquisition of Enerplus Resources Fund.

        In addition to the transactions described above, Enerplus has entered into a financial instrument contract with an indirect subsidiary of El Paso Energy Corporation, the ultimate parent of EGEM, as described in Note 8.

7. CORPORATE ACQUISITIONS

(a)
Cabre Exploration Ltd.

  Pursuant to an offer to purchase, initially expiring December 21, 2000 and subsequently extended to January 8, 2001, Enerplus acquired all of the outstanding common shares of Cabre, a public Alberta corporation, of which Enerplus held an 88.65% controlling interest as at December 31, 2000.

  The 88.65% controlling interest in Cabre was acquired for a total consideration of $259,878,000 which consisted of 9,897,000 Trust Units with a recorded value of $249,434,000, costs associated with the acquisition of $6,571,000 and 3,045,000 warrants excercisable into one Trust Unit at a price of $26.53 until December 17, 2001 with a recorded value of $3,873,000. A future tax cost of $46,077,000 plus an amount of $64,510,000 by which the total consideration exceeded the proportionate carrying value recorded in the accounts of Cabre has been allocated as an increase to property, plant and equipment.

  The acquisition of the remaining 11.35% in common shares of Cabre was completed on January 8, 2001 for a total consideration of $32,420,000 which consisted of 1,267,000 Trust Units with a recorded value of $31,924,000 and 390,000 warrants excercisable into one Trust Unit at a price of $26.53 until December 17, 2001 with a recorded value of $496,000. A future tax cost of $11,396,000 plus an amount of $7,407,000 by which the total consideration exceeded the proportionate carrying value recorded in the accounts of Cabre has been allocated as an increase to property, plant and equipment.

  The net assets acquired and liabilities assumed for the completed acquisition are summarized as follows:

	88.65% December 31, 2000	11.35% January 8, 2001	100.00% Total
Property, plant and equipment	$484,550	$18,803	$503,353
Working capital deficiency	(21,424)	—	(21,424)
Long-term debt assumed	(18,213)	—	(18,213)
Site restoration and abandonment	(19,196)	—	(19,196)
Future income taxes	(140,826)	(11,396)	(152,222)
Non-controlling interest	(25,013)	25,013	—

Net assets acquired	$259,878	$32,420	$292,298

  Cabre was formally amalgamated effective January 17, 2001 with EnerMark Inc. and the amalgamated entity was continued under the name EnerMark Inc.

(b)
EBOC Energy Ltd.

  On September 1, 2000, the Fund acquired all outstanding common shares of EBOC Energy Ltd. ("EBOC") a private Alberta corporation for total consideration of $148,217,000 comprised of $143,585,000 in cash and related costs of $4,632,000. A future income tax cost of $84,882,000 plus an amount of $105,761,000 by which the total consideration paid exceeded the carrying value recorded in the accounts of EBOC has been allocated as an increase to property, plant and equipment. The net assets acquired and liabilities assumed are summarized as follows:

Property, plant and equipment	$263,608
Working capital deficiency	(2,947)
Long-term debt assumed	(6,428)
Site restoration and abandonment	(287)
Future income taxes	(105,729)

Net assets acquired	$148,217

  EBOC was amalgamated effective September 1, 2000 with EnerMark Inc. and the amalgamated entity was continued under the name EnerMark Inc.

(c)
Pursuit Resources Corp.

  Pursuant to a take-over bid which was completed on April 3, 2000, the Fund acquired all outstanding common shares of Pursuit Resources Corp. ("Pursuit") a public Alberta corporation. The total consideration of $81,670,000 consisted of 2,988,000 Trust Units of the Fund with a recorded value of $64,779,000, cash of $14,693,000 and costs associated with the acquisition in the amount of $2,198,000. A future income tax cost of $29,821,000 plus an amount of $37,060,000 by which the total consideration paid exceeded the carrying value recorded in the accounts of Pursuit has been allocated as an increase to property, plant and equipment. The net assets acquired and liabilities assumed are summarized as follows:

Property, plant and equipment	$159,213
Working capital	1,079
Long-term debt assumed	(37,195)
Site restoration and abandonment	(1,381)
Future income taxes	(40,046)

Net assets acquired	$81,670

  Pursuit remained a wholly-owned subsidiary of EnerMark Inc. until July 1, 2000 when it was amalgamated with EnerMark Inc. and the amalgamated entity was continued under the name EnerMark Inc.

(d)
Western Star Exploration Ltd.

  Pursuant to a take-over bid which was completed on January 7, 2000, the Fund acquired all outstanding common shares of Western Star Exploration Ltd. ("Western Star") a public Alberta corporation. The total consideration of $22,035,000 consisted of 12,874 Trust Units of the Fund with a recorded value of $279,000, cash of $21,251,000 and related costs of $505,000. Recipients of Trust Units also received 20,000 warrants, which were exercisable into one Trust Unit at a price of $23.12 per Trust Unit until December 31, 2000. The total consideration paid in excess of the carrying value recorded in the accounts of Western Star has been allocated as an increase to property, plant and equipment in the amount of $8,400,000. The net assets acquired and liabilities are summarized as follows:

Property, plant and equipment	$27,894
Working capital deficiency	(495)
Long-term debt assumed	(5,028)
Site restoration and abandonment	(336)

Net assets acquired	$22,035

  Western Star remained a wholly-owned subsidiary of EnerMark Inc. until April 1, 2000 when it was amalgamated with EnerMark Inc. and the amalgamated entity was continued under the name EnerMark Inc.

(e)
Derrick Energy Corporation

  Pursuant to a plan of arrangement which closed June 4, 1999, the Fund acquired all of the outstanding shares of Derrick Energy Corporation ("Derrick"), a public Alberta corporation, and immediately thereafter disposed of 80% of Derrick's petroleum and natural gas assets to predecessor companies of ERC. The total net consideration of $2,925,000 consisted of $26,888,000 in cash and $73,000 in costs associated with the arrangement less disposal proceeds of $24,036,000. The carrying value recorded in the accounts of Derrick exceeded the total consideration paid net of disposal proceeds by $2,575,000 and has been allocated as a decrease to property, plant and equipment. The net assets acquired and liabilities assumed are summarized as follows:

Property, plant and equipment	$3,748
Working capital deficiency	(776)
Site restoration and abandonment	(47)

Net assets acquired	$2,925

  Derrick remained a wholly-owned subsidiary of EnerMark Inc. until January 1, 2000 when it was amalgamated with EnerMark Inc. and the amalgamated entity was continued under the name EnerMark Inc.

8. FINANCIAL INSTRUMENTS

        The Fund's financial instruments that are included in the balance sheet are comprised of current assets, current liabilities, the bank debt and the long-term payable to related party.

        The fair market values of these instruments approximate their carrying amount due to the short-term maturity of these instruments and the variable interest rates applied to the bank debt. Virtually all of the Fund's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

        The Fund uses various types of financial instruments to manage the risk related to fluctuating commodity prices. The fair values of these instruments are based on an approximation of the amounts that would have been paid to or received from counterparties to settle these instruments as at December 31, 2001. The Fund may be exposed to losses in the event of default by the counterparties to these instruments. This credit risk is controlled by the Fund through the selection of financially sound counterparties.

CRUDE OIL

        As at December 31, 2001 Enerplus has three separate three-way financial option transactions that are designed to reduce a downward impact of crude oil prices of 3,675 bbls/day of crude oil production. The total cost to be amortized in 2002 is $859,000. The fair value of the financial crude oil hedges as at December 31, 2001 reflects an unrealized gain of $274,000.

		WTI US$/bbl
Financial Instrument Type	Daily Volumes bbls/day
		Sold Call	Purchased Put	Sold Put
Crude Oil 2002
Financial Contracts
3-Way option	1,500	$27.00	$19.50	$16.00
3-Way option(1)	1,500	$25.00	$19.50	$17.00
3-Way option	675	$27.00	$19.50	$17.00

Total	3,675

(1)
The counterparty to one of the 3-way crude oil options above, is a subsidiary of El Paso Energy Corporation which is the ultimate parent of EGEM (refer to Note 6). The remaining option premiums for these instruments are $276,000 and are being amortized over their remaining terms.

NATURAL GAS

        As at December 31, 2001 Enerplus has physical and financial contracts in place on approximately 57 MMcf/day of natural gas in 2002 and 20 MMcf/day of natural gas in 2003. The remaining costs to be amortized in 2002 are $2,032,000 and $1,696,000 in 2003. The fair value of the financial natural gas hedges as at December 31, 2001 reflects an unrealized loss of $711,000.

        The following table summarizes the commodity risk management positions as at December 31, 2001:

		AECO $/Mcf
Financial Instrument Type	Annualized Daily Volumes Mcf/d	Sold Call	Purchased Put	Sold Put	Fixed Price	Escalated Price
Natural Gas 2002
Physical contracts	6,002	—	—	—	$2.64	—
Physical contracts	1,967	—	—	—	—	$2.01

	7,969
Financial contracts
Collar(1)	9,084	$5.27	$3.69	—	—	—
Put(1)	9,084	—	$3.69	—	—	—
Swap	3,792	—	$2.90	—	—	—
Collar	7,584	$4.22	$3.43	—	—	—
Collar	5,688	$4.81	$3.43	—	—	—
Collar	14,220	$4.22	$3.32	—	—	—

Total	57,421

Natural Gas 2003
Physical contracts	2,369	—	—	—	$2.64	—
Physical contracts	1,967	—	—	—	—	$2.23

	4,336
Financial contracts
Collar(1)	5,922	$5.27	$3.69	—	—	—
Put(1)	5,922	—	$3.69	—	—	—
Swap	3,792	—	$2.90	—	—	—

Total	19,972

Natural Gas 2004
Physical contracts	1,967	—	—	—	—	$2.33
Financial contracts swaps	3,160	—	$2.90	—	—	—

Total	5,127

Natural Gas 2005 – 2010
Physical	1,967	—	—	—	—	$2.43

(1)
The counterparty to these natural gas collars and puts, is a subsidiary of El Paso Energy Corporation which is the ultimate parent of EGEM (refer to Note 6). The option premiums for these instruments are $3,728,000 and are being amortized over their remaining terms.

9. RESTATEMENT OF PRIOR YEARS DISTRIBUTION PAYABLE TO UNITHOLDERS

      The comparative consolidated balance sheets for December 31, 2000 and 1999 and consolidated statements of accumulated cash distributions for each of the years then ended have been restated to recognize a current liability to Unitholders representing the monthly distribution that was declared on December 20, 2000 and December 20, 1999 and paid on January 20, 2001 and January 20, 2000, respectively. The effect of this change is to increase distributions payable to Unitholders and increase accumulated cash distributions by $18,925,000 and $7,547,000 as at December 31, 2000 and 1999, respectively. There is no current or prior effect to the Fund's cash flow or earnings.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Fund's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles, as they pertain to the Fund's consolidated statements, differ from United States generally accepted accounting principles ("U.S. GAAP") as follows:

(a)
Under U.S. GAAP, for Securities and Exchange Commission registrants following full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. Under Canadian GAAP, the Ceiling Test is calculated without application of a discount factor, but includes general and administration, management fees and interest expense.

  Where the amount of a Ceiling Test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion, depreciation and amortization will differ in subsequent years. As at December 31, 2001, the application of the Ceiling Test under U.S. GAAP resulted in a write down of $744.3 million ($458.4 million after tax) of capitalized costs. At December 31, 2000 and 1999, the application of the Ceiling Test under U.S. GAAP did not result in a write down of capitalized costs. Under Canadian GAAP, the application of the Ceiling Test did not result in a write down for the years 2001, 2000 and 1999.

(b)
SFAS 123, "Accounting for Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. As permitted by SFAS 123, Enerplus has elected to continue to follow the intrinsic value method of accounting for stock-based compensation arrangements, as provided for in Accounting Principles Board Opinion 25 ("APB 25"). Since all Unit Options and Trust Unit Rights were granted with an exercise price equal to the market price at the date of the grant, no compensation cost has been charged to income. Had compensation cost for Enerplus stock options been determined based on the fair market value at the grant dates of the awards consistent with methodology prescribed by SFAS 123, Enerplus net income (loss) and net income (loss) per Unit for years ended December 31, 2001, 2000 and 1999 would have been the pro forma amounts indicated below:

	Years ended December 31,
	2001	2000	1999
	(thousands except per Unit amounts)
Net income (loss):
As reported under U.S. GAAP	$(261,288)	$98,261	$48,024
Pro forma	(262,191)	96,813	46,627
Net income (loss) per Unit
Basic
As reported under U.S. GAAP	$(4.76)	$3.66	$2.34
Pro forma	$(4.78)	$3.61	$2.27
Diluted
As reported under U.S. GAAP	$(4.76)	$3.65	$2.33
Pro forma	$(4.78)	$3.60	$2.26

  The estimated fair value of the options issued under the Unit Options Plan and the Trust Unit Right Incentive Plan was determined using the Black-Scholes model and the following assumptions:

	2001	2000	1999
Risk-free interest rate	2.35%	5.98%	5.07%
Estimated hold period prior to exercise	3 years	3 years	3 years
Volatility in the market price of the Trust Units	24.5%	33.5%	36.3%
Estimated monthly cash distributions	$0.11/Unit	$0.07/Unit	$0.05/Unit

  The weighted average fair value of options granted in 2001, 2000 and 1999 was $0.75, $0.80 and $0.61 per option, respectively.

  As the exercise price of the rights is subject to downward revisions from time to time, the rights plan is a variable compensation plan under U.S. GAAP. Accordingly, compensation expense is determined as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. At December 31, 2001, no downward revision in exercise price had occurred and no compensation expense has been recognized for the rights. Due to the nature of the rights it is not possible to estimate the fair value of the rights.

(c)
U.S. GAAP requires the reporting of comprehensive income in addition to net earnings. Comprehensive income includes net income plus certain other items not included in net income. The Fund's Comprehensive income is the same as its net income.

(d)
Under U.S. GAAP the measurement date for acquisitions is the date the acquisition is announced. Under Canadian GAAP the measurement date for the acquisition is the closing date. Under U.S. GAAP, Unitholders' capital and property, plant and equipment has been increased by $37.3 million in 2001 and decreased by $7.8 million in 2000 for differences in the value of Trust Units issued to effect certain acquisitions.

(e)
Effective January 1, 2000, the Fund adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for future income taxes and changed from the deferral method to the liability method. This liability method differs from U.S. GAAP due to the application of transitional provisions and the accounting for certain Canadian income tax credits and allowances. In 1999, under U.S. GAAP future income taxes and property, plant and equipment was increased by $4.5 million.

(f)
Effective January 1, 2001, for U.S. reporting purposes, the Fund adopted Statement of Financial Accounting Standards ("SFAS") No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards requiring that all derivative instruments (including derivative instruments embedded in other contracts), as defined, be recorded in the balance sheet as either an asset or a liability measured at fair value and requires that changes in fair value be recognized currently in income unless specific hedge accounting criteria are met. There are no similar standards under Canadian GAAP.

  Hedge accounting treatment allows unrealized gains and losses to be deferred in other comprehensive income (for the effective portion of the hedge) until such time as the forecasted transaction occurs and requires that an entity formally document, designate and assess effectiveness of derivative instruments that receive hedge accounting treatment. The Fund has chosen to not formally document and designate its financial derivatives outstanding at December 31, 2001 and 2000 as hedges for U.S. GAAP purposes.

(g)
The following supplemental pro forma information has been prepared using U.S. GAAP and gives effect to the Merger as if it had occurred on January 1 of each of the following years:

	December 31, 2001	December 31, 2000
	(unaudited)	(unaudited)

Revenues, net of royalties	$604,443	$408,747
Net income	$(191,199)	$133,435
Net income per Unit
Basic	$(2.95)	$2.80
Fully diluted	$(2.95)	$2.79
(h)
Recent Developments in U.S. Accounting Standards

  In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the amortization and non-amortization provisions of SFAS 142. At this time, the adoption of SFAS 141 and SFAS 142 have no impact on the Fund's financial statements.

  In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 requires liability recognition for retirement obligations associated with tangible long-lived assets. The obligations included within the scope of SFAS 143 are those for which the Fund faces a legal obligation for settlement. The initial measurement of the asset retirement obligation is to be at fair value. The asset retirement cost equal to the fair value of the retirement obligation is to be capitalized as part of the cost of the related long-lived asset and amortized to expense over the useful life of the asset. SFAS 143 is effective for all fiscal years beginning after June 15, 2002. The total impact on the Fund's financial statements has not yet been determined.

  The application of U.S. GAAP would have the following effects on net income as reported:

	2001	2000	1999
	($ thousands except per Unit amounts)
Net income as reported in the Consolidated Statement of Income	$180,269	$82,150	$25,754
Adjustments, net of applicable income tax
Write-down of property, plant and equipment	(458,474)	—	—
Depletion, depreciation and amortization	17,168	16,111	22,270
Unrealized gain on financial derivatives	(251)	—	—

Net income (loss) and comprehensive income (loss)	$(261,288)	$98,261	$48,024

Net income (loss) per Unit
Basic	$(4.76)	$3.66	$2.34
Diluted	$(4.76)	$3.65	$2.33
Weighted average number of Units outstanding
Basic	54,907	26,841	20,532
Diluted	54,956	26,928	20,607

        The application of U.S. GAAP would have the following effects on the balance sheet as reported:

	Canadian GAAP	Increase (decrease)	U.S. GAAP
	($ thousands)
December 31, 2001
Financial derivative assets	$—	$274	$274
Property, plant and equipment, net	2,178,316	(1,018,610)	1,159,706
Financial derivative liabilities	—	711	711
Future income taxes	333,560	(406,556)	(72,996)
Unitholders' capital	1,826,507	29,626	1,856,133
Accumulated income	324,570	(642,117)	(317,547)
December 31, 2000
Property, plant and equipment, net	1,483,293	(339,588)	1,143,705
Future income taxes	353,115	(131,270)	221,845
Unitholders' capital	1,054,859	(7,758)	1,047,101
Accumulated income	144,301	(200,560)	(56,259)
December 31, 1999
Property, plant and equipment, net	556,285	(359,183)	197,102
Future income taxes	33,593	(126,335)	(92,742)
Accumulated income	$78,328	$(232,848)	$(154,520)

11.  EVENTS SUBSEQUENT TO DECEMBER 31, 2001

(a)
On June 19, 2002, Enerplus issued senior, unsecured notes (the "Notes") in the amount of US$175,000,000. The Notes have a final maturity date of June 19, 2014 and bear interest at 6.62% per annum, with interest paid semi-annually on June 19 and December 19 of each year. The Note Purchase Agreement requires the Fund to make five annual amortizing principal repayments of 20% of the initial principal amount, commencing on June 19, 2010.

  Concurrent with the issuance of the Notes, Enerplus entered into a cross currency swap with a syndicate of major financial institutions. Under the terms of the swap, the amount of the Notes was fixed for purposes of interest and principal repayments as a notional amount of CDN$268,328,000. Interest payments are made on a floating rate basis, set at the rate for three-month Canadian banker's acceptances, plus 1.18%. Costs incurred in connection with issuing the Notes, in the amount of $1,892,000, are being amortized over the term of the Notes.

  Proceeds from the Notes were fully applied to outstanding bank indebtedness and reduced the amount of credit available under the bank credit facilities (the "Facilities") from $620,000,000 to $351,672,000. The Facilities remain unsecured and consist of a $332,000,000 revolving committed line with an incremental two-year term, and a $29,672,000 operating line. Various borrowings are available under the Facilities including prime rate based and banker's acceptance loans.

(b)
On August 8, 2002 the Fund acquired a 16% working interest in Oil Sands Lease #24 (also known as the Joslyn Creek Lease) for $16.4 million and the assumption of $4.1 million in contingent project debt. The contingent project debt was comprised of $3,360,000 of principal and approximately $740,000 in accrued interest. Interest is accrued at the Bank of Canada prime business rate and is not compounded. The debt is contingent on both production and pricing hurdles with respect to development on the lease. It is too early in the development of this project to determine if these hurdles will be satisfied.

(c)
On September 12, 2002, Enerplus closed an equity offering of 4,750,000 trust units at a price of $26.85 per trust unit for gross proceeds of $127,538,000 (net $120,886,000).

(d)
On October 3, 2002, the Fund announced that it had acquired all of the issued and outstanding shares of Celsius Energy Resources Ltd., a private oil and gas company, for total cash consideration of approximately $165.9 million including working capital adjustments. The acquisition will be accounted for by the purchase method with the results of operations included in the financial statements of the Fund from the closing date of October 21, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND
By:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen Corporate Secretary

DATE:  November 14, 2002

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EXHIBIT 1
AUDITORS' REPORT
AUDITORS' REPORT
ENERPLUS RESOURCES FUND CONSOLIDATED BALANCE SHEET As at December 31 ($ thousands)
ENERPLUS RESOURCES FUND CONSOLIDATED STATEMENT OF INCOME For the year ended December 31 ($ thousands except per Unit amounts)
CONSOLIDATED STATEMENT OF ACCUMULATED INCOME For the year ended December 31 ($ thousands)
ENERPLUS RESOURCES FUND CONSOLIDATED STATEMENT OF CASH FLOWS For the year ended December 31 ($ thousands)
CONSOLIDATED STATEMENT OF ACCUMULATED CASH DISTRIBUTIONS For the year ended December 31 ($ thousands)
ENERPLUS RESOURCES FUND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2001, 2000 AND 1999 (Tabular amounts in thousands of Canadian dollars and thousands of Units except per Unit amounts)
SIGNATURE